UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 24, 2020

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the information in the section of the attached media release entitled "Notes to editors”. Information contained on our website is not incorporated by reference into this report.

Media release
Zurich, November 24, 2020

York Capital Management

York Capital Management (York), the global alternative investment firm, last night informed its investors of a significant change in strategy. As a result, York will focus on longer duration assets such as private equity, private debt, and CLOs, while winding down its European hedge funds business, and primarily managing internal capital in its Multi Strategy fund. York’s APAC business is expected to be spun out as a new and separate hedge fund in the next year in which Credit Suisse intends to have a continuing interest.

In view of this announcement, Credit Suisse will take an impairment to the valuation of the non-controlling interest that the bank has owned in York since 2010. The amount of the impairment taken will be assessed as part of our year-end process, but is currently expected to be approximately USD 450 million. This will be booked in the 4Q20 results of the Asset Management business within our International Wealth Management division.

The capital impact of this impairment is currently estimated to reduce our 4Q20 CET1 ratio by approximately 7 basis points. This impairment does not change our existing guidance for dividends and capital distributions in 2020 and 2021.

Contact details

Kinner Lakhani, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
E-mail: investor.relations@credit-suisse.com

James Quinn, Corporate Communications, Credit Suisse
Tel: +41 844 33 88 44
E-mail: media.relations@credit-suisse.com

Notes to editors
York Capital Management was founded in New York in 1991 by Jamie Dinan and subsequently expanded its US based portfolio of hedge funds to operate in Europe and Asia, as well as diversifying into private equity, private credit, distressed assets and CLOs. It represented approximately 1% of the CHF 438 billion assets under management in the Asset Management business of Credit Suisse as of the end of 2019.

Credit Suisse
Credit Suisse is one of the world's leading financial services providers. Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 48,800 people. The registered shares (CSGN) of Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Media release
Zurich, November 24, 2020

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
-	our plans, targets or goals;
-	our future economic performance or prospects;
-	the potential effect on our future performance of certain contingencies; and
-	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
-	the ability to maintain sufficient liquidity and access capital markets;
-	market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
-
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2020 and beyond;

-
the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact on our business;

-
potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;

-	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
-	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
-	the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
-	the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
-	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
-	political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
-	the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
-	the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
-	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
-	operational factors such as systems failure, human error, or the failure to implement procedures properly;
-	the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
-	the adverse resolution of litigation, regulatory proceedings and other contingencies;
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actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

-	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
-	the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
-	the potential effects of changes in our legal entity structure;
-	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
-	the ability to retain and recruit qualified personnel;
-	the ability to maintain our reputation and promote our brand;
-	the ability to increase market share and control expenses;
-	technological changes instituted by us, our counterparties or competitors;
-	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
-	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
-	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2019 and in “Risk factor” in I – Credit Suisse in our 1Q20 Financial Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Flavio Lardelli
Flavio Lardelli
Director

/s/ Claude Jehle
Claude Jehle
Date: November 24, 2020		Director